

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Thomas Kinney
Chief Executive Officer
TK Star Design
220 Dupont Avenue
Newburgh, NY 12540

> **Re:** **TK Star Design**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed August 5, 2010**
> **File No. 333-156457**

Dear Mr. Kinney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. We note your response to comment three of our comment letter dated October 1, 2010. Please add the following paragraph to your cover page:

   Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

   ☐ Yes    ☐ No

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

2.  Your common stock is considered a penny stock pursuant to Rule 3a51-1so you are unable to claim the safe harbor provided by Private Securities Litigation Reform Act of 1995.  Please remove the reference.

Exhibits and Financial Statement Schedules, page 21

3.  We note that you marked certain of your exhibits with an asterisk.  Please key that mark to a legend that explains when those exhibits were filed with the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact Rahim Ismail, accountant, at (202) 551-4965 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director